

September 16, 2010

Luther L. Jao
President and Principal Executive Officer
Intelligent Communication Enterprise Corporation
13 Spottiswoode Park Road
Singapore 088640

> **RE:** **Intelligent Communication Enterprise Corporation**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-10822**

Dear Mr. Jao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2009

Cover Page

1.   We note that you checked the "Yes" box in connection with whether you have posted your Interactive Data Files pursuant to Rule 405 of Regulation S-T. This appears to have been done in error. Please advise.

Item 1. Business

Background

2.   We note the corporate actions described on page two including the reverse and forward splits, and the acquisition of Radius and Solesys. However, no proxy or information statements filed relating to those actions appear to have been filed, and it appears that the 2004 Bankruptcy Order would not cover these transactions. Please advise how the company took such actions in compliance with state law and Section 14 of the Securities Exchange Act of 1934 including, but not limited to, Note A of Schedule 14A.

3.   Please revise to disclose the complete history of the actions disclosed on page two, including the role(s) of all parties and their affiliates associated with such events.

4.   We note the reference on your cover page to 93,725,841 shares of issued and outstanding common stock as of April 9, 2010. Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company since October 14, 2004. Additionally, please advise how the issuances described on page F-15 were "unrestricted" and, in light of the reference to "unrestricted" securities, please note in your response whether each issuance since October 14, 2004 was "restricted" or "unrestricted." With your response, please cross-reference each filing in which each issuance was first disclosed, with the identities of purchasers, and note all affiliations with current or past shareholders.

Nature of Business, page 2

5.   Discuss the geographic markets initially targeted by the company. Explain the types and locations of customers solicited by the company. We note how the company plans to generate revenues but it is not clear how and where the company markets its services.

Risk Factors, page 6

Our Management has Identified…, page 7

6.   Please expand this risk factor to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K, as noted on pages 15 - 16.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

7.   We note your statement on page 13 that, with the acquisition of Radius and its subsidiary companies in 2009, you no longer consider yourself a development-stage enterprise effective as of January 1, 2009. We also note your disclosure on page eight of the

company's Form 10-Q for the period ended September 30, 2009 that, since December 2, 2005, the Company had not yet generated any significant revenues and had incurred operating losses totaling $13,087,758.

Because the company appears to have had no or nominal operations and assets consisting of cash and cash equivalents and nominal others, it would have been considered a shell company prior to the Radius acquisition. Please see Exchange Act Rule 12b-2. Please provide a detailed legal analysis supporting your assertion that you were not a shell company prior to the Radius acquisition, as noted on the company's Form 10-Q for the period ended September 30, 2009.

8. We note your disclosure on page 6 that you "are currently insolvent" and in arrears on your current accounts. Please expand to discuss in detail your viable plans to become solvent and current on your accounts.

Evaluation of Disclosure Controls and Procedures, page 15

9. It is unclear to us how you were able to conclude that your disclosure controls and procedures were effective considering the fact that you disclose in great detail a number of material weaknesses evidencing that you do not have sufficient capability to prepare US GAAP financial statements in compliance with our rules and regulations. In this regard, we specifically note your statement that there are "certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the Securities and Exchange Commission." Please revise your conclusion or tell us why you continue to believe that your conclusion of effectiveness of disclosure controls and procedures is appropriate.

Certain Relationships and Related Transactions, and Director Independence, page 22

10. Revise to make clear what the total of $829,187 represented. Clarify if these amounts represented loans by the affiliates to the Company, and if so for what.

Financial Statements

Note 3. Acquisition of Radius-ED and Subsidiaries, page F-13

11. We note that you accounted for the acquisition "using the pooling-of-interest method," the 2009 financial statements represent the "combined companies" and the 2009 financial statements represent only you. It appears to us that you should account for this acquisition as a reverse acquisition under ASC 805-40. Please revise your financial statements accordingly or tell us in detail why your accounting is appropriate and refer to your basis in the accounting literature.

Note 13. Segment Information, page F-22

12.   Please provide the disclosures as required by ASC 280-10-50-41.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 3. Note Receivable, page 14

13.   Please tell us why the sale of Radius-ED Limited and Radius-ED Inc. was not accounted for as discontinued operations. Refer to your basis in the accounting literature. Also, tell us why no gain or loss was recorded on the sale of these entities for $500,000 on June 11, 2010, for which you initially paid approximately $3.9 million on November 12, 2009.

Exhibits

14.   We note the incorporation by reference contained in Post Effective Amendment to Form S-8 filed on April 9, 2010. We also note that no consent of your auditors was included at the time of the filing of this Form 10-K. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director